A2Z Smart Technologies Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three months ended March 31, 2022

(Expressed in U.S. Dollars)

May 16, 2022

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The following Management’s Discussion and Analysis (“MD&A”) for A2Z Smart Technologies Corp (“A2Z” or “the Company”) is prepared as of May 16, 2022 and relates to the financial condition and results of operations of the Company for the three months ended March 31, 2022. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company’s audited consolidated annual financial statements (“Consolidated Financial Statements”) for the year ended December 31, 2021, and with the Company’s condensed consolidated interim financial statements (“Interim Financial Statements”) for the three months ended March 31, 2022, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

All amounts are presented in United States dollars (“USD” or “$”), the Company’s presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW

A2Z SMART TECHNOLOGIES CORP. (Formerly A2Z Technologies Canada Corp.) (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company is listed on the NASDAQ Stock Market LLC (“Nasdaq”) and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company is an innovative technology company specializing in military technology and expanding into the civilian markets. The Company has four main business lines: (i) the development and commercialization of retail automation solutions, in particular for large grocery stores and supermarkets; (ii) the development of the Company’s FTICS or Fuel Tank Inertia Capsule System technology for the military and civilian automotive industry; and (iii) the provision of maintenance services utilizing the application of advanced engineering capabilities to the Israeli military/security markets and governmental agencies in Israel and the production of unmanned remote-controlled vehicles and energy power packs for the Israeli military; and (iv) manufacturer of precision metal parts.

The Company owns 79.49% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company’s primary product is the Cust2Mate system which incorporates a “smart cart”

which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers unique features for shoppers and retailers such as product information and location, an on-cart scale to weighs items and automatically calculates cost, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”). The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and in the Middle East.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and leasing.

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The Company continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

The Company also provides maintenance services to both external and in-house complex electronic systems and products.

On February 3, 2022, the Company completed the acquisition of 100% of the shares of Isramat Ltd, an Israeli private company. This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

DESCRIPTION OF BUSINESS

The Company controls Cust2Mate Ltd, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company’s primary product is the Cust2Mate Platform which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

There are two complementary products; one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. The product aims at enhancing the supermarket shopping experience, enabling shoppers to enjoy significant savings in time and reduce their overall purchase costs. The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and in the Middle East.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets.

The Company continues the development of products for the automotive market. The main product is the FTICS that enables a customer to insert a “capsule” into the fuel tank of a vehicle which suppresses combustibility of any remaining gasoline or gasoline fumes inside the vehicle’s gasoline tank in the event of a collision or exposure to heat and/or flames, eliminating the possibility of a fire erupting as a result of such collision or exposure.

The Company also provides maintenance services to both external and in-house complex electronic systems and products.

BUSINESS DEVELOPMENTS DURING THE PERIOD

On February 3, 2022, the Company announced it has completed the acquisition of all of the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company will pay NIS 2,800,000 (approximately $900 thousand) in cash and issue the shareholders of Isramat 273,774 common shares in the capital of the Company at a deemed price per share of $7.6311.

On February 10, 2022, the Company announced that it has launched a pilot program for its Cust2Mate smart carts with Chedraui, the third largest retailer in Mexico, operating more than 250 stores as well as operating stores in California, Arizona, New Mexico, and Nevada under the name “El Super”.

On February 23, 2022, the Company announced that it has signed a partnership agreement with Cardknox, a Fidelity Payments company and leading developer-friendly omnichannel payment platform for the integration of its seamless payment solutions to the Cust2Mate smart cart.

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On March 15, 2022, the Company announced that its Cust2Mate Smart Cart Platform has received National Measurement Office (“NMO”) certification for its Legal For Trade (LFT) weighing system. The certification, which was issued by NMO in accordance with measuring instruments regulations, qualifies the Cust2Mate scale platform for use of all forms of worldwide weight measurements and currencies.

On May 11, 2022, the Company announced that Cust2Mate received an order for additional Smart Carts from Yochananof for an aggregate of USD $10 Million, including the receipt of a US$1.75 million down payment. The remaining balance will be paid upon delivery of the carts which will occur on an ongoing basis and completed by October 31, 2022. Yochananof has committed to rolling out Cust2mate Smart Carts in all its stores in Israel.

EQUITY ISSUANCES DURING THE THREE MONTHS ENDED MARCH 31, 2022 AND THROUGH TO THE DATE OF THIS REPORT

a.	During the period between January 1, 2022, through to the date of this report the Company issued 590,874 shares in respect of 574,207 warrants and 16,667 share options that were exercised.

b.	On February 3, 2022, the Company issued 273,774 shares to the shareholders of Isramat, in connection with the closing of the Isramat acquisition.

c.	On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

DISCUSSIONS OF OPERATIONS

Three months ended March 31, 2022, compared to the three months ended March 31, 2021

Revenues

Revenues for the three months ended March 31, 2022, were $1,446 thousand as compared to $516 thousand for the three months ended March 31, 2021. The increase is due primarily to the inclusion of revenues of Isramat, a newly acquired subsidiary, from February 3, 2022.

Cost of revenues

Cost of revenues for the three months ended March 31, 2022, were $1,170 thousand as compared to $241 thousand for the three months ended March 31, 2021. The increase is due primarily to the inclusion of cost of revenues of Isramat, a newly acquired subsidiary.

Our gross margin fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses

Research and development expenses were $1,065 thousand for the three months ended March 31, 2022, as compared to $264 thousand for the three months ended March 31, 2021. The increase is primarily due to an increase in development of the Company’s Cust2Mate smart cart.

Sales and Marketing expenses

Sales and Marketing expenses were $83 thousand for the three months ended March 31, 2022, as compared to $216 thousand for the three months ended March 31, 2021. The decrease in sales and marketing expenses in 2022 relates to the larger spend in 2021 in respect of the Company’s smart cart.

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General and administrative expenses

General and administrative expenses were $1,846 thousand for the three months ended March 31, 2022, as compared to $1,304 thousand for the three months ended March 31, 2021. The increase is primarily due to the inclusion of the general and administrative expenses of Isramat, a newly acquired subsidiary, and the increase in payroll.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the three months ended March 31, 2022, was $nil as compared to a loss of $28,103 thousand for the three months ended March 31, 2021. The loss in 2021 relates to the increase in the value of the warrant liability as of March 31, 2021, which was subsequently charged to equity as certain warrant holders agreed to change the exercise price of the warrants to the Company’s functional currency.

Financial expenses

Financial revenues for the three months ended March 31, 2022, were $2 thousand as compared to financial expenses of $374 thousand for the three months ended March 31, 2021. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, and credit card charges.

REVIEW OF QUARTERLY RESULTS

(In Thousands)	31/03/2022	31/12/2021	30/09/2021	30/06/2021
Total revenue	$1,446	$487	$278	$1,404
Net profit (loss) for the period	$(2,353)	$(3,380)	$(1,747)	$(4,171)
Basic profit (loss) per share	$(0.09)	$(0.14)	$(0.07)	$(0.18)

	31/03/2021	31/12/2020	30/09/2020	30/06/2020
Total revenue	$516	$263	$281	$233
Net profit (loss) for the period	$(29,941)	$(4,334)	$(768)	$(351)
Basic profit (loss) per share	$(1.35)	$(0.21)	$(0.05)	$(0.02)

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. Operating losses in the first quarter of 2022 and throughout four quarters in 2021 remained consistent. The reason for the losses is due to increased research and development expenses and general and administrative costs, largely due to the company’s expansion ahead of expected increased revenues in future periods.

In the first quarter of 2021, a contributing factor to the increase in net loss relates primarily to the revaluation of the warrant liability resulting from the two private placements that took place during November-December 2020.

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares and bank loans.

The Company has an accumulated deficit of $53,191 thousand as of March 31, 2022 ($50,838 thousand as of December 31, 2021), and the Company had negative cash flows from operations of $2,292 thousand for the three months ended March 31, 2022 (negative $1,198 thousand for the three months ended March 31, 2021).

Working capital (In Thousands)

	March 31, 2022	December 31, 2021
Cash and cash equivalents	5,661	8,470
Restricted cash	113	60
Inventories	1,186	1,147
Trade receivables	2,663	857
Other accounts receivable	619	434
Total current assets	10,242	10,968

Short term loan and current portion of long-term loans	433	158
Lease liability	124	126
Trade payables	1,754	989
Other accounts payable	1,769	1,099
Total current liabilities	4,080	2,372

Working capital	6,162	8,596

Cash flow (In Thousands)

	Three months ended March 31,
	2022	2021
Net cash used in operating activities	(2,292)	(1,198)
Net cash used in investing activities	(1,132)	(52)
Net cash provided from financing activities	1,173	(208)
Increase (decrease) in cash	(2,251)	(1,458)

Cash position

During the three months ended March 31, 2022, the Company’s overall cash position decreased by $2,251 thousand as compared to a decrease of $1,458 thousand for the three months ended March 31, 2021. This increase in can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the three months ended March 31, 2022, was $2,292 thousand as compared to $1,198 thousand for the three months ended March 31, 2021. The increase in the quarter is due primarily to the increase in the research and development and general and administrative expenses for the period, offset by a decrease in financial expenses.

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Investing activities

Cash used in investing activities for the three months ended March 31, 2022, was $1,132 thousand as compared to $52 thousand used in investing activities during the three months ended March 31, 2021. The increase is due primarily to the acquisition of Isramat, a newly purchased subsidiary.

Financing activities

Cash provided from financing activities for the three months ended March 31, 2022, was $1,173 thousand as compared to $208 thousand used in financing activities during the three months ended March 31, 2021. The increase in cash was the result primarily of funds received from the exercise of warrants.

Capital Resources

As at March 31, 2022, the Company had cash and cash equivalents on hand of $5,661 thousand (December 31, 2021 – $8,470 thousand). Working capital at March 31, 2022, was $6,162 thousand as compared to a $8,596 thousand at December 31, 2021.

Short-term borrowings

Short term borrowing relates to bank loans which will be repaid in over the following 12 months. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid after the following 12 months. Currently, the nature of cash requirements by the company can fluctuate greatly from year to year as the company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company is an early-stage hi-tech company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company uses limited sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of research and development and sales and marketing activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

In order to carry out the planned research and development, sales and marking costs, and pay for administrative costs, the Company intends to raise additional amounts as needed. Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

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OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior Management, who are considered to be key Management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The following transactions arose with related parties: (In Thousands)

	Three months ended March 31,
	2021	2020

Consulting fees	$1,100	$123
Salaries	3	7
Pensions	2	1
	$1,105	$131

Amounts owing by (to) related parties: (In Thousands)

	Three months ended
	March 31,
	2022	2021
Key management personnel	$264	$622
Company controlled by the CEO	(111)	-
	$153	$622

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Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel.

Market risks:

That part of the Company’s’ business of providing maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the commercialization of its products and services currently in development.

The Company’s Cust2Mate Smart Cart Platform is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company’s presentation currency is the US Dollar.

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The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

MANAGEMENTS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Evaluation of disclosure controls and procedures

Our CEO, and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. As such, we maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized, and reported within the time periods specified by the Canadian Securities Administrators rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our CEO, CFO have evaluated our disclosure controls and procedures as at March 31, 2022 and have concluded that disclosure controls and procedures are not effective.

Management’s report on internal controls over financial reporting

Our CEO and CFO are responsible for establishing and maintaining effective internal controls over financial reporting. Our internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our CEO and CFO evaluated the effectiveness of our internal controls over financial reporting as at March 31, 2022 and identified the material weakness outlined below and therefore concluded our internal controls over financial reporting were not effective.

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Material weakness

The material weakness we identified in our internal controls over financial reporting at March 31, 2022 were as follows: We did not have sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process because of the size of the Company and its staff complement, we were not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting. This weakness will continue to be addressed in 2022. See “Changes in Internal Controls Over Financial Reporting” below.

In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013).

Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS.

Changes in internal controls over financial reporting

Our Chief Executive Officer and Chief Financial Officer have evaluated whether there were changes to our internal controls over financial reporting during the three months ended March 31, 2022 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. As the Company continues to improve its internal controls over financial reporting, we are in the process of engaging outside consultants, expert in the controls and procedures over financing reporting, and internally, we have begun to review and improve these processes. In light of the remediation occurring, our internal controls are expected to be changed in the future, once the planned changes are finalized.

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CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of common shares, where each common share provides the holder with one (1) vote. As of the date of this MD&A there were 27,266,031 common shares issued and outstanding and warrants and options outstanding, as follows:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
2,714,267	Warrants	November 10, 2025	$2.30
1,366,631	Warrants	December 24, 2025	$2.30
221,100	Warrants	April 18, 2023	$9.33
1,084,562	Warrants	May 28, 2023	$9.33
100,000	Options	January 23, 2023	$1.92
563,333	Options	August 20, 2025	$1.20
40,000	Options	September 1, 2025	$1.80
33,333	Options	January 28, 2025	$2.40
50,000	Options	June 3, 2026	$6.71
16,677	Options	October 28, 2026	$6.39
6,189,903

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RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company’s existing shareholders.

Capital and Liquidity Risk

The amount of financial resources available to invest for the enhancement of shareholder value is dependent upon the size of the treasury, profitable operations, and a willingness to utilize debt and issue equity. Due to the size of the Company, financial resources are limited and if the Company exceeds growth expectations or finds investment opportunities it may require debt or equity financing. There is no assurance that the Company will be able to obtain additional financial resources that may be required to successfully finance transactions or compete in its markets on favorable commercial terms.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

Covid 19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effects relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company’s work in Israel is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company has experienced an impact on all of its business activities, including delays in the roll out and completion of certain pilot programs and the slowed pace in research and development projects. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR at www.sedar.com.

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